August 17, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Tema ETF Trust
Issuer CIK: 0001944285
Issuer File Number: 333-267188/811-23823
Form Type: 8-A12B
Filing Date: August 17, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Tema Power Semiconductor ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications